FIRST QUARTER REPORT 2004
Based on US GAAP and expressed in US dollars.

Barrick Earns $26 Million ($0.05 per share) in First Quarter
Alto Chicama EIS and Principal Construction Permit Approved

Highlights

  First quarter net income was $26 million, or $0.05 per share, after a $10-million after-tax non-hedge derivative loss. Cash flow from operations was $126 million, or $0.24 per share.

  First quarter production was 1.28 million ounces of gold at a total cash cost of $199[1] per ounce. The Company is on track with its previous guidance to produce between 4.9 — 5.0 million ounces of gold for the year at an average total cash cost of $205 — $215 per ounce.

  Alto Chicama's Environmental Impact Statement "EIS" and the principal construction permit have been approved; construction will commence in second quarter 2004. First quarter development capital expenditures were $97 million as the Company advanced construction at the Veladero, Cowal and Tulawaka projects.

  The Company reduced its gold hedge position by 800,000 ounces in the quarter to 14.7 million ounces, representing 17% of year-end reserves[2].

  During the first quarter, the Company purchased 4.47 million shares for $95 million under its share buyback program, bringing the total purchased under the program to 13.2 million shares for $249 million.

  The Company held an Investor Day in New York during which it outlined its targeted production profile rising 40% from 4.9 — 5.0 million ounces in 2004 to 6.8 — 7.0 million ounces in 2007 at an average total cash cost below $200 per ounce.

  During the first quarter, Barrick agreed to a strategic partnership with Highland Gold Mining and invested an additional $41 million in shares of Highland, bringing its total investment to $84 million, representing approximately 17% of the outstanding shares.

Barrick Gold Corporation today reported earnings of $26 million ($0.05 per share) and operating cash flow of $126 million for first quarter 2004, compared to earnings of $29 million ($0.05 per share) and operating cash flow of $131 million in the year earlier period. Although the mines had a strong operating quarter, the Company's earnings in first quarter 2004 included a $10-million after-tax non-hedge derivative loss, whereas earnings in the prior year quarter included a $38-million after-tax non-hedge derivative gain and a $17-million after-tax charge for the cumulative effect of accounting changes. Earnings for the first quarter 2004 compared to the same period in 2003 reflect a $27-per-ounce higher realized gold price.

  For an explanation of non-GAAP performance measures refer to pages 26-28 of the Management's Discussion and Analysis found in the First Quarter Report 2004.

  Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Alto Chicama was classified, at the end of the first quarter, as mineralized material. For additional information on reserves see the tables and related footnotes on pages 109-113 of the 2003 Annual Report.

BARRICK FIRST QUARTER 2004	PRESS RELEASE

    "I'm very pleased with both the operational performance of our mines and the execution and focus of our worldwide development teams this quarter," said Greg Wilkins, President and Chief Executive Officer. "We bettered our overall operating targets and made significant, tangible progress on our four development projects."

PRODUCTION AND COSTS

In first quarter 2004, Barrick produced 1.28 million ounces of gold at an average total cash cost of $199 per ounce, compared to 1.26 million ounces at $194 per ounce for the prior year quarter.

    Overall, the Company achieved solid operating results for the quarter, with production in first quarter 2004 slightly exceeding the prior year period.

    The North American region performed well, with production slightly higher in first quarter 2004 than the prior year period. Eskay Creek's cash costs were significantly lower due to strong silver by-product credits.

    In the South American region, production from Pierina benefited from increased leach pad recoveries and this increased production combined with lower maintenance costs led to lower total cash costs.

    The Australian/African region's production for the first quarter exceeded the prior year quarter. As expected, cash costs were higher in the quarter compared to the prior year period. Although Bulyanhulu substantially met its targets for mining rates and production, total cash costs were higher than full-year guidance. However, Bulyanhulu's grades and recoveries steadily improved over the course of the quarter as did total cash costs.

    The Company re-affirmed its expectations that 2004 production should be between 4.9 — 5.0 million ounces at an average total cash cost of $205 — $215 per ounce.

DEVELOPMENT PROJECTS UPDATE

During the first quarter, the Company unveiled its targeted production growth profile through 2007. It announced that its four new mines — Alto Chicama, Veladero, Cowal and Tulawaka — are all planned to enter production in the next two years, driving a Company target of 6.8 — 7.0 million ounces of gold production in 2007, a projected 40% increase over 2004. During the first quarter, Barrick advanced all of the projects in its mine development pipeline.

    Approval of the Environmental Impact Statement "EIS" for Alto Chicama in Peru was received in April. The project's principal construction permit was also awarded and construction is expected to commence in the second quarter. The project is on target to pour its first gold in the second half of 2005. "After extensive planning efforts and consultation, the EIS for Alto Chicama has been approved, demonstrating our focus on execution of the advancement of our development projects," said Peter Kinver, Executive Vice President and Chief Operating Officer.

    At Veladero in Argentina, significant development progress was made during the quarter. Pre-strip activities have begun and a steady build-up to peak tonnage is expected to occur through to mid-year. Road construction is well advanced. Construction of the leach pad, pumphouse, truck shop, laboratory and permanent camp is progressing well. The number of workers on-site continues to progress towards peak employment of 2,550. Veladero is expected to commence production in late 2005.

    At the Pascua-Lama project in Chile/Argentina, the Company is updating its 2001 feasibility study and will provide new project parameters mid-year 2004 when the work is expected to be completed. Work done to date indicates that previously estimated start-up capital of $1.2 billion and life of mine total cash costs of $130 per

BARRICK FIRST QUARTER 2004	2	PRESS RELEASE

ounce are anticipated to be higher. The principal factors include: utilizing a dry-grinding process versus a wet-grinding process, a higher strip ratio, and various cost increases such as construction materials, labour, fuel and reagents. Construction at Pascua-Lama is expected to begin once permitting is complete, with production targeted for the 2008 — 09 timeframe. The Veladero/ Pascua-Lama District currently contains 28 million ounces in proven and probable gold reserves. Veladero is currently in construction and Pascua-Lama is expected to be a significant contributor to Barrick's production for decades once production commences.

    At the Company's Cowal property in Australia, permits are in place for mine construction activities. The Engineering, Procurement and Construction Management "EPCM" contract was awarded during the quarter and construction of mine infrastructure and mine development has begun. Production is expected to commence in first quarter 2006.

    Construction on the 70%-owned Tulawaka joint venture in Tanzania is proceeding according to schedule. Earthworks have been mobilized, and construction of the pump station and water storage dam has begun. Production is expected to begin in early 2005.

ORGANIZATIONAL UPDATE

On January 1, 2004, Barrick adopted a new Organization Design to execute and optimize current producing assets and its growth profile. "Our new design fits our increasing global presence — and our vision of building Barrick into the gold industry leader — allowing us to be more efficient, more effective, with more engaged employees and a management structure to better execute our strategy," said Mr. Wilkins.

    Regional Business Units have been established with Vice Presidents in place, each with regional P&L and strategic responsibilities.

GOLD HEDGE POSITION

During the quarter, Barrick reduced its hedge position by 800,000 ounces towards a target reduction of a minimum of 1.5 million ounces in 2004. For first quarter 2004, the Company realized an average price of $382 per ounce compared to the $408 average spot price. While the Company's hedge contracts allow flexibility to deliver all of its production into the spot gold market, Barrick chose to deliver a portion of production against hedge contracts at prices below spot price as part of its commitment to reducing the hedge book to zero. The Company continues to generate strong cash flow and margins on its gold sales — a benefit of being the lowest cash cost producer among the senior gold companies. At quarter end, the hedge position was 14.7 million ounces, down 3.4 million ounces, or 19%, from the beginning of 2003. At March 31, 2004, the Company had 83% of its reported proven and probable year-end gold reserves unhedged.

SHARE BUYBACK

Barrick purchased 4.47 million of its common shares at an average purchase price of $21.19 per share, for a total cost of $95 million in first quarter 2004. A total of 13.2 million shares have been purchased under the program at a total cost of $249 million, or an average price of $18.79 per share.

EXPLORATION UPDATE

Drilling was carried out on 16 projects located in seven countries during first quarter 2004.

    In North America, a drill program on the Rossi property in Nevada commenced during the quarter, with the objective of better defining the Storm resource. At Goldstrike, drilling continues on targets north and south of the Betze-Post pit, with the objective of converting identified resources to reserves, as well as adding

BARRICK FIRST QUARTER 2004	3	PRESS RELEASE

resources. Results to date have improved the continuity of the mineralization. The East Archimedes project, located at the Ruby Hill mine site in Nevada, is progressing well. Based on the results of the pre-feasibility study undertaken on the deeper, eastern half of the deposit (mining of the western half of the Archimedes deposit was completed in 2002), a decision was taken to proceed with a feasibility study and permitting in 2004. Current resources stand at approximately 900,000 ounces. At Gold Hill, a 50/50 joint venture at Round Mountain, assay results available from a number of in-fill holes drilled in first quarter 2004 confirm the current geological model. The final development drill program is expected to be completed in second quarter 2004 with a resource update in the third quarter.

    In South America, drilling on near surface targets in the Alto Chicama district of Peru has recently commenced. In addition, the Company is conducting field surveys in other areas in the region to identify targets for drill testing later in the year.

    In Tanzania, a 20,000-metre drill program is underway at the Chocolate Reef property, located approximately 80 kilometres south of the Bulyanhulu mine. It will be completed during the second quarter. A zone of gold mineralization had been previously outlined down to a depth of 150 metres. The objective of the current program is to test for extensions of gold mineralization at depth and along strike. Results to date are positive and, following completion of the drill program, recommendations for follow-up will be made during the second quarter.

Barrick Gold Corporation is building new low-cost, long-life mines in highly prospective gold mining districts around the globe. It has the lowest total cash costs among major gold producers, a proven exploration track record and the industry's only A-rated balance sheet with no net debt. Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.
BARRICK FIRST QUARTER 2004	4	PRESS RELEASE

BARRICK FIRST QUARTER 2004	5

Key Statistics

(in United States dollars)	Three months ended March 31
(Unaudited)	2004	2003
Operating Results
Gold production (thousands of ounces)	1,278	1,263
Gold sold (thousands of ounces)	1,247	1,292
Per ounce data
Average spot gold price	$408	$352
Average realized gold price	382	355
Cash operating costs[3]	187	182
Total cash costs[1,3]	199	194
Total production costs[3]	290	285

Financial Results (millions)
Gold sales	$477	$459
Net income	26	29
Operating cash flow	126	131
Per share data (dollars)
Net income (basic and diluted)	0.05	0.05
Operating cash flow	0.24	0.24
Common shares outstanding (as at March 31) (millions)[2]	532	542

	As at March 31	As at Dec. 31
	2004	2003
Financial Position (millions)
Cash and equivalents	$850	$970
Non-cash working capital	10	45
Long-term debt	721	719
Shareholders' equity	3,437	3,494

  Comprises cash operating costs, royalties and production taxes.
  Includes shares issuable upon exchange of BGI (Barrick Gold Inc.), formerly Homestake Canada Inc., exchangeable shares.
  For an explanation of non-GAAP performance measures refer to pages 26 — 28 of Management's Discussion and Analysis.

BARRICK FIRST QUARTER 2004	6	SUMMARY INFORMATION

Production and Cost Summary

For the three months ended March 31	Production (attributable ounces)		Total Cash Costs (US$/oz)[1]
(Unaudited)	2004	2003	2004	2003
North America
Open Pit	317,527	285,296	$267	$266
Underground	154,047	148,205	253	218
Goldstrike Property Total	471,574	433,501	262	249
Eskay Creek	65,673	84,230	(19)	69
Round Mountain	93,496	95,815	207	168
Hemlo	61,142	68,353	227	227
Holt-McDermott	18,809	20,964	238	281
Marigold	8,602	11,076	248	169
	719,296	713,939	223	219
South America
Pierina	231,898	231,075	82	85
Australia/Africa
Plutonic	82,848	70,254	194	192
Darlot	34,250	43,157	208	141
Lawlers	26,618	20,802	236	311
Kalgoorlie	102,212	93,849	223	216
	245,928	228,062	213	203
Bulyanhulu	81,018	90,162	276	192
	326,946	318,224	226	200
Total	1,278,140	1,263,238	$199	$194

For the three months ended March 31	Total Production Costs (US$/oz)[1]
(Unaudited)	2004	2003
Direct mining costs at market foreign exchange rates	$238	$208
Gains realized on currency hedge contracts	(24)	(5)
By-product credits	(27)	(21)
Cash operating costs	187	182
Royalties	9	9
Production taxes	3	3
Total cash costs	199	194
Amortization	91	91
Total production costs	$290	$285

For an explanation of the use of non-GAAP performance measures refer to pages 26 — 28 of Management's Discussion and Analysis.

BARRICK FIRST QUARTER 2004	7	SUMMARY INFORMATION

OPERATING AND FINANCIAL SUMMARY

For the three months ended March 31
(in millions of US dollars, except per share and per ounce data)
	2004	2003
Gold sales	$ 477	$ 459
Average spot gold price per ounce	408	352
Average realized gold price per ounce	382	355
Net income	26	29
Net income per share - basic and diluted	0.05	0.05
Operating cash flow	126	131

Financial Results

Realized gold prices, non-hedge derivative gains/losses and income tax expense all had a significant effect on earnings for first quarter 2004 as compared to the prior year quarter. In addition, to a lesser extent, gains on asset and investment sales of $4 million (prior year quarter — $1 million loss) and foreign currency translation gains of $2 million (prior year quarter — $1 million loss) also impacted earnings compared to the prior year quarter.

In first quarter 2004, Barrick's average realized gold price increased by $27 per ounce over first quarter 2003. Increased revenues from higher spot prices were partly offset by a 3% decrease in ounces sold. Production for first quarter 2004 was slightly higher than the prior year period.

Total cash costs per ounce for first quarter 2004 were $5 per ounce higher than the prior year period. As expected, total cash costs increased over first quarter 2003 due to higher total cash costs at Goldstrike Underground and the Company's Australian mines, the impact of which was partly offset by lower costs at Pierina and Eskay Creek. Total cash costs were 5% lower than the plan mid-point for full year 2004, primarily due to lower costs at Pierina and Eskay Creek and a greater proportion of production for the first quarter 2004 from the Company's lower cost mines. Despite a stronger performance in first quarter 2004, the Company is maintaining its guidance of production at 4.9 million to 5.0 million ounces and total cash costs at $205 to $215 per ounce for the full year.

During the quarter, the Company chose to deliver a portion of its gold production into long-term gold hedge contracts at below spot market prices as part of its plan to reduce its gold hedge position. This position was reduced by 0.8 million ounces during the quarter to 14.7 million ounces. By delivering a portion of production against hedge contracts and the remainder at market gold prices, the Company realized an average gold price of $382 per ounce for the quarter as compared to the average spot gold price of $408.

In first quarter 2004, the Company recorded a non-hedge derivative loss of $15 million ($10 million after tax) due mainly to the impact of higher market silver prices on silver derivative instruments not eligible for hedge accounting treatment. In first quarter 2003, the Company recorded a non-hedge derivative gain of $36 million ($38 million after tax) mainly due to gains on gold lease rate swaps caused by declining gold lease rates and US dollar interest rates.

The Company's income tax expense increased by $12 million in first quarter 2004 compared to prior year quarter. The increase was primarily due to higher spot gold prices, but also because first quarter 2003 included a $4 million tax credit following the release of deferred tax valuation allowances in Australia.

Earnings in both years included various items that impacted the comparability of results. These items are summarized below to assist a reader in understanding the effect of the items on earnings with more information on the items included within Management's Discussion and Analysis.

Effect on earnings increase (decrease) ($ millions)
For the three months ended March 31	2004		2003
	Pre-tax	Post-tax	Pre-tax	Post-tax
Non-hedge derivative gains (losses)	$ (15)	$ (10)	$ 36	$ 38
Gains on asset sales	2	2	6	4
Gains (losses) on investments	2	2	(7)	(7)
Severance costs	-	-	(5)	(4)
Cumulative effect of accounting changes	-	-	(17)	(17)
Tax credits	-	-	4	4
Foreign currency translation gains (losses)	2	2	(1)	(1)

BARRICK FIRST QUARTER 2004	8	OPERATING AND FINANCIAL SUMMARY

Regional Operating Segments

North America
			Total Cash Costs - per Gold		Total Cash Costs -
	Production		Institute Production Cost		per US GAAP
	(attributable ounces)		Standard[1] ($/oz)		($/oz)
	For the three months ended		For the three months ended		For the three months ended
	March 31		March 31		March 31
	2004	2003	2004	2003	2004	2003
Goldstrike
Open Pit	317,527	285,296	$ 267	$ 266	$ 269	$ 267
Underground	154,047	148,205	253	218	254	219
Goldstrike property total	471,574	433,501	262	249	264	250
Eskay Creek	65,673	84,230	(19)	69	(18)	69
Round Mountain (50% owned)	93,496	95,815	207	168	212	173
Hemlo (50% owned)	61,142	68,353	227	227	227	228
Holt-McDermott	18,809	20,964	238	281	238	281
Marigold (33% owned)	8,602	11,076	248	169	248	169
	719,296	713,939	$ 223	$ 219	$ 225	$ 220
For an explanation of the use of non-GAAP performance measures, refer to pages 26 to 28.

The region produced 1% more gold in first quarter 2004 compared with the prior year quarter. Total cash costs per ounce were 2% higher in 2004, with higher costs at Goldstrike Underground and Round Mountain being partially offset by lower costs at Eskay Creek. In first quarter 2004, production was in line with plan, but total cash costs per ounces were 2% lower than the plan midpoint for the full year, primarily attributable to lower costs at Eskay Creek where by-product credits benefited from higher silver prices. The region is expected to meet its plan for full year 2004.

Total cash costs were not significantly affected by changes in market currency exchange rates as the Company protected substantially all of its total cash costs that are denominated in Canadian dollars. The average Canadian exchange rate under the hedge contracts was $0.67 in first quarter 2004 compared with $0.65 in first quarter 2003. The effect of the difference in the hedge exchange rate on total cash costs in first quarter 2004 over the prior year quarter was an increase of about $3 per ounce at the Company's Canadian mines, and $1 per ounce in the North American region.

BARRICK FIRST QUARTER 2004	9	OPERATING AND FINANCIAL SUMMARY

Goldstrike - Open Pit, United States

Higher production in first quarter 2004 compared to the prior year period was mainly due to increased throughput of Goldstrike ore as a consequence of lower third-party toll milling volumes, higher ore grades and a 3% improvement in gold recoveries as a result of favorable ore characteristics. Total cash costs were in line with the prior year period. Lower-than-expected toll milling volumes in first quarter 2004 caused total cash costs to be higher than expected, but toll milling is expected to reach planned levels in second quarter 2004, and the mine is expected to meet its production plan and total cash cost plan for the full year.

In April 2004, a five-year agreement was entered into with Newmont for toll milling roaster feed. Barrick expects to process approximately 240,000 tons in 2004. Annual tonnage for the remaining years could range from 250,000 to 1 million tons, depending on tonnage available from Newmont and processing requirements for Barrick.

Goldstrike - Underground, United States

During first quarter 2004, the mine produced 4% more ounces than the prior year quarter with an 11% increase in tons mined (primarily due to incremental ore from Rodeo), partly offset by lower grades. Total cash costs were 16% higher than the prior year quarter largely due to lower grades and higher rehabilitation expenses. In first quarter 2004, actual production compared to plan benefited from an increase in tons mined due primarily to higher-than-expected incremental ore from Rodeo.

Eskay Creek, Canada

As expected, production in first quarter 2004 decreased by 22% compared to the prior year quarter due to the planned processing of 20% lower grade ore. Production was adversely impacted by a rail strike and operational issues at a third-party smelter, but the mine is expected to achieve its production plan for the full year. Total cash costs per ounce were $88 per ounce lower than the prior year period and significantly better than plan due to higher by-product credits caused by higher silver prices in first quarter 2004. If silver prices remain at present levels, the mine will likely continue to record lower total cash costs.

Round Mountain, United States

As expected, the mine experienced a decrease in ounces produced in first quarter 2004 compared to the prior year quarter due to a 16% decline in ore grades processed and 11% lower gold recovery rates, partly offset by a 29% increase in tons processed. In first quarter 2004, total cash costs per ounce increased by 23% compared to the prior year quarter due to the expected lower ore grades and recovery rates. Also, total cash costs in first quarter 2003 benefited from more low-cost leach pad ounces compared to first quarter 2004 when higher cost stockpiled ore was processed.

Hemlo, Canada

As expected, the mine produced 10% less gold in first quarter 2004 compared to the prior year period due to a 14% decline in ore grades processed. The lower ore grades were caused by a decrease in the higher-grade underground tons mined, as well as mining occurring in lower grade areas. Despite the decline in ore grades, total cash costs were in line with the prior year quarter due to rationalization of the workforce as well as improved productivity related to the implementation of a paste backfill plant.
BARRICK FIRST QUARTER 2004	10	OPERATING AND FINANCIAL SUMMARY

South America
			Total Cash Costs - per Gold		Total Cash Costs -
	Production		Institute Production Cost		per US GAAP
	(attributable ounces)		Standard[1] ($/oz)		($/oz)
	For the three months ended		For the three months ended		For the three months ended
	March 31		March 31		March 31
	2004	2003	2004	2003	2004	2003
Pierina	231,898	231,075	$ 82	$ 85	$ 86	$ 89
For an explanation of the use of non-GAAP performance measures, refer to pages 26 to 28.

Pierina, Peru

First quarter 2004 production was in line with the prior year quarter. Total cash costs per ounce were 4% lower than the prior year quarter due mainly to lower maintenance costs. The mine had a strong first quarter in 2004 due to higher production from better leach pad recoveries and is expected to achieve its plan for the full year.

Development Projects

Alto Chicama, Peru

The project remains on schedule for a first gold pour in the second half of 2005. Highlights during first quarter 2004 were:

  The project's Environmental Impact Statement was approved and the principal construction permit was obtained.

  $12 million was spent in first quarter 2004, of which $6 million represented mine development costs which have been expensed for US GAAP reporting purposes. Most development expenditures for the remainder of the year will be capitalized, beginning in second quarter 2004. Major expenditures in the quarter were on road construction engineering and overhead costs.

  Access road construction began in April 2004, with expected completion scheduled for June 2004.

  Permitting for a power line is underway. Construction is expected to commence in second quarter 2004 with completion expected in December 2004.

  An exploration team continues work in the Lagunas Norte area, with several targets identified and drilling planned in 2004.

Veladero, Argentina

The project remains on schedule for its first gold pour in late 2005. Highlights during first quarter 2004 include:

  Capital expenditures were $64 million.

  The access road between the camp and the project site is substantially complete.
  Truck shop structural steel has been erected and partially enclosed.
  The primary crusher foundation excavations are substantially complete.
  Leach pad clearing and re-contouring is complete.
  A temporary 1,500-bed construction camp has been completed, with a permanent camp well advanced and due for expected completion in late April.
  Pre-strip activities have begun and a steady build-up to peak tonnage is expected to occur through to mid-year.
  The truck fleet has been delivered and several units built. The first hydraulic shovel is due to arrive and be built in May.

Pascua-Lama, Chile/Argentina

At the Pascua-Lama project in Chile/Argentina, the Company is updating its 2001 feasibility study and will provide new project parameters mid-year 2004 when the work is expected to be completed. Work done to date indicates that previously estimated start-up capital of $1.2 billion and life of mine total cash costs of $130 per ounce are anticipated to be higher. The principal factors include: utilizing a dry-grinding process versus a wet-grinding process, a higher strip ratio, and various cost increases such as construction materials, labour, fuel and reagents. Construction at Pascua-Lama is expected to begin once permitting is complete, with production targeted for the 2008 — 09 timeframe. The Veladero/ Pascua-Lama District currently contains 28 million ounces in proven and probable gold reserves. Veladero is currently in construction and Pascua-Lama is expected to be a significant contributor to Barrick's production for decades once production commences.

BARRICK FIRST QUARTER 2004	11	OPERATING AND FINANCIAL SUMMARY

Australia/Africa
			Total Cash Costs - per Gold		Total Cash Costs -
	Production		Institute Production Cost		per US GAAP
	(attributable ounces)		Standard[1] ($/oz)		($/oz)
	For the three months ended		For the three months ended		For the three months ended
	March 31		March 31		March 31
	2004	2003	2004	2003	2004	2003
Plutonic	82,848	70,254	$ 194	$ 192	$ 194	$ 192
Darlot	34,250	43,157	208	141	209	141
Lawlers	26,618	20,802	236	311	236	311
Kalgoorlie (50% owned)	102,212	93,849	223	216	225	219
	245,928	228,062	213	203	214	204
Bulyanhulu	81,018	90,162	276	192	277	193
	326,946	318,224	$ 226	$ 192	$ 227	$ 201
For an explanation of the use of non-GAAP performance measures, refer to pages 26 to 28.

In first quarter 2004, the region produced 3% more gold than the prior year quarter, with 13% higher total cash costs per ounce. As expected, higher total cash costs per ounce were mainly due to a slight increase in Australian dollar currency hedge rates and higher total cash costs at Bulyanhulu. Production and total cash costs in first quarter 2004 were slightly better than the plan for the year, and the region's mines are expected to achieve their plan for full year 2004.

Total cash costs were not significantly affected by changes in market currency exchange rates during first quarter 2004 as the Company had previously protected substantially all of its Australian dollar denominated total cash costs using currency hedge contracts. However, total cash costs are impacted by the average exchange rates under the currency hedge contracts. The average Australian exchange rate under the hedge contracts in first quarter 2004 was $0.58 compared to $0.55 in first quarter 2003.

Plutonic, Australia

In first quarter 2004, production was 18% higher due to a 30% increase in ore grades over the prior year period. In first quarter 2003, the mine processed more low-grade ore from stockpiles. The mine had a good production performance in first quarter 2004 due to a 30% increase in mill throughput as lower-grade open pit areas continued to be available for processing. Total cash costs per ounce in first quarter 2004 were in line with the prior year quarter and plan for the year.

BARRICK FIRST QUARTER 2004	12	OPERATING AND FINANCIAL SUMMARY

Kalgoorlie, Australia

In first quarter 2004, the mine produced 9% more gold than the prior year quarter due to an increase in the volumes of higher-grade underground ore processed. Furthermore, mining in the open pit during first quarter 2004 occurred in higher-grade areas. Compared to plan, production in first quarter 2004 was adversely impacted by the failure of the SAG mill in late January. Total cash costs per ounce were 3% higher than the prior year period, as the expected change in currency hedge rates and higher maintenance costs were partly offset by higher ore grades.

Darlot, Australia

First quarter 2004 production was 21% lower than the prior year period as mining occurred in lower-grade areas of the mine. Total cash costs per ounce in first quarter 2004 were 48% higher than the prior year quarter due to lower production levels and the drawdown of low-grade stockpiles.

Bulyanhulu, Tanzania

Production in first quarter 2004 was 10% lower than the prior year quarter due to lower ore grades, mainly caused by the planned processing of more low-grade development ore. As expected, total cash costs per ounce in first quarter 2004 were higher than the prior year period due to planned increases in underground mining costs, lower productivity and lower processed ore grades.

With the implementation of various operational improvements, the mine has begun to demonstrate better month-by-month performance from the beginning of 2004. The mine expects this trend to continue, allowing it to meet its plan for full year 2004.

Development Projects Cowal, Australia

The Cowal project remains on schedule for its first gold pour in first quarter 2006. Highlights in first quarter 2004 were:

  Capital expenditures on the Cowal project were approximately $20 million, including a payment of $15 million required under the property acquisition agreement upon Board approval to proceed with the project.
  Permits have been obtained for mine construction activities.
  The EPCM contract has been awarded.
  Initial construction work commenced, including diversion of a public road and condemnation drilling to enable site clearing to begin.
  A new road, rail crossing, and four fresh water bores were completed.
  Tenders have been requested for a preliminary earthworks contract including site preparation, drainage, a tailings storage area, and a fresh water supply pipeline.

Tulawaka, Tanzania

The 70%-owned Tulawaka project is on schedule to begin construction in early 2005. Highlights in first quarter 2004 were:

  Capital expenditures to the Company's account were $3 million.
  Installation of permanent camp facilities is on schedule for expected completion by June 2004.

  Construction activities mainly included ramping up the construction capability at site. The construction camp was completed.

BARRICK FIRST QUARTER 2004	13	OPERATING AND FINANCIAL SUMMARY

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended March 31
(in millions of United States dollars, except per share data) (Unaudited)	2004	2003
Gold sales (notes 4 and 5)	$477	$459
Costs and expenses
Cost of sales and other operating expenses [1] (note 6)	263	263
Amortization (note 4)	120	125
Administration	18	22
Exploration and business development	29	29
	430	439

Other income/expense (note 7)	16	5
Interest expense	(8)	(13)
Non-hedge derivative gains (losses) (note 11E)	(15)	36
Income before income taxes and other items	40	48
Income tax expense (note 8)	(14)	(2)
Income before cumulative effect of changes in accounting principles	26	46
Cumulative effect of changes in accounting principles (note 3)	-	(17)
Net income for the period	$26	$29

Earnings per share data (note 9):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.05	$0.09
Net income
Basic and diluted	$0.05	$0.05
Exclusive of amortization (note 6)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2004	14	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

Barrick Gold Corporation	Three months ended March 31
(in millions of United States dollars) (Unaudited)	2004	2003
OPERATING ACTIVITIES
Net income for the period	$26	$29
Amortization (note 4)	120	125
Changes in capitalized mining costs	1	19
Deferred income taxes (note 8)	(4)	(9)
Gains on sale of long-lived assets (note 7)	(2)	(6)
Other items (note 12)	(15)	(27)
Net cash provided by operating activities	126	131
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(129)	(66)
Sales proceeds	2	5
Investments
Purchases (note 13)	(41)	-
Sales proceeds	4	-
Net cash used in investing activities	(164)	(61)
FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	13	1
Repurchased for cash (note 16A)	(95)	-
Net cash (used in) provided by financing activities	(82)	1
Net increase (decrease) in cash and equivalents	(120)	71
Cash and equivalents at beginning of period	970	1,044
Cash and equivalents at end of period	$850	$1,115
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2004	15	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	At Mar. 31	At Dec. 31
(in millions of United States dollars) (Unaudited)	2004	2003
ASSETS
Current assets
Cash and equivalents	$850	$970
Accounts receivable	72	69
Inventories (note 13)	162	157
Other current assets (note 13)	125	169
	1,209	1,365
Investments (note 13)	166	127
Property, plant and equipment (note 14)	3,149	3,131
Capitalized mining costs (note 15)	234	235
Unrealized fair value of derivative contracts (note 11C)	269	256
Other assets	268	248
Total assets	$5,295	$5,362
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$261	$245
Other current liabilities	88	105
	349	350
Long-term debt	721	719
Other long-term obligations	571	569
Deferred income tax liabilities	217	230
Total liabilities	1,858	1,868
Shareholders' equity
Capital stock (note 16)	4,093	4,115
Deficit	(728)	(694)
Accumulated other comprehensive income (note 10)	72	73
Total shareholders' equity	3,437	3,494
Contingencies (note 18)
Total liabilities and shareholders' equity	$5,295	$5,362
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2004	16	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)	2004	2003
Common shares (number in millions)
At January 1	535	542
Issued for cash/on exercise of stock options	1	-
Repurchased for cash (note 16A)	(4)	-
At March 31	532	542
Common shares (dollars in millions)
At January 1	$4,115	$4,148
Issued for cash/on exercise of stock options	13	1
Repurchased for cash (note 16A)	(35)	-
At March 31	$4,093	$4,149
Deficit
At January 1	$(694)	$(689)
Net income	26	29
Repurchase of common shares[1]	(60)	-
At March 31	$(728)	$(660)
Accumulated other comprehensive income (loss) (note 10)	$72	$(85)
Total shareholders' equity at March 31	$3,437	$3,404

Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan (note 16A).

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended March 31
(in millions of United States dollars) (Unaudited)	2004	2003
Net income	$26	$29
Foreign currency translation adjustments (note 10)	-	(5)
Transfers of hedge gains to earnings (note 10)	(19)	(9)
Hedge ineffectiveness transferred to earnings (note 10)	(1)	-
Change in fair value of cash flow hedges (note 10)	12	48
Impairment charges on available-for-sale securities (note 10)	-	7
Change in fair value of available-for-sale securities (note 10)	7	(1)
Comprehensive income	$25	$69

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2004	17	FINANCIAL STATEMENTS

Management's Discussion and Analysis

This portion of the Quarterly Report provides a discussion and analysis of the financial condition and results of operations ("Management's Discussion and Analysis") to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2004, compared to those of the prior year quarter. This Management's Discussion and Analysis has been prepared as of April 22, 2004. The unaudited consolidated interim financial statements prepared in accordance with US generally accepted accounting principles (US GAAP) are on pages 14 to 17. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2004 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2003, and the related annual Management's Discussion and Analysis included in the 2003 Annual Report, and the most recent Form 40F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this Management's Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in this Management's Discussion and Analysis are in millions of US dollars, unless otherwise specified.

INCOME STATEMENT

Gold Production and Sales

In first quarter 2004, Barrick produced slightly more ounces than in first quarter 2003. The Company experienced higher production at the Goldstrike Open Pit, Plutonic and Kalgoorlie offsetting lower production at Eskay Creek and Bulyanhulu. Ounces sold were roughly 3% lower than in the first quarter 2003 due to the timing of production versus sales. Beginning in 2005 and through 2007, as its development projects commence operations, the Company is targeting its annual production profile to rise to between 6.8 and 7.0 million ounces in 2007.

In first quarter 2004, spot gold prices averaged $408 per ounce, compared to the prior year quarter when spot gold averaged $352 per ounce. By choosing to deliver a portion of its gold production into long-term gold hedge contracts at below spot market prices, thereby reducing the hedged position by 0.8 million ounces, Barrick realized an average price of $382 per ounce for the quarter. This compares to an average realized price of $355 per ounce in first quarter 2003.

Barrick expects to continue to deliver part of its gold production into its fixed-price forward sales contracts over the rest of 2004 to achieve a targeted reduction of its gold hedge position by 1.5 million ounces. The price realized for gold sales throughout 2004 will depend upon market conditions and the selling prices of hedge contracts into which the Company delivers, and could be below average spot market prices.

As spot gold prices increase, the value of the Company's gold mineral reserves and amount of potential operating cash inflows generally rise. The unrealized mark-to- market loss on its fixed-price forward gold sales contracts also rises. The unrealized mark-to-market value changed from an unrealized loss of $1,725 million at the end of 2003 to an unrealized loss of $1,801 million at the end of first quarter 2004, primarily due to increasing spot gold prices (quarter end spot gold prices, 2004 — $427 compared to year end 2003 — $415). Mark- to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment. For additional details see "Off-Balance Sheet Arrangements — Key Contract Terms and Conditions — Significance of mark-to-market gains and losses" on page 25.

BARRICK FIRST QUARTER 2004	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of Sales and Other Operating Expenses

For the three months ended March 31	2004	2003
Total cash production costs — per US GAAP	$250	$253
Accretion expense and reclamation costs at the operating mines	(2)	(2)
Total cash production costs — per Gold Institute Production Cost Standard[1]	$248	$251
Ounces sold (thousands)	1,247	1,292
Total cash costs per ounce sold — per US GAAP (dollars)	$200	$196
Total cash costs per ounce sold — per Gold Institute Production Cost Standard[1] (dollars)	$199	$194

Total cash costs — per Gold Institute Production Cost Standard[1] ($/oz)
For the three months ended March 31	2004	2003
Cost of sales at market foreign exchange rates	$238	$208
Gains realized on currency hedge contracts	(24)	(5)
By-product credits	(27)	(21)
Cash operating costs	187	182
Royalties	9	9
Production taxes	3	3
Total cash costs	$199	$194

  Barrick reports total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, but it understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A GAAP measure of cost per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Within this disclosure document the discussion and analysis is focused on the "total cash cost" measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout. See pages 26 to 28 for further information on non-GAAP performance measures.

As expected, total cash costs during the first quarter of 2004 were higher than the prior year period, primarily due to higher costs at Goldstrike Underground, Round Mountain and the Australian mines partially offset by lower costs at Pierina and Eskay Creek. Total cash costs for first quarter 2004 were lower than the plan for the year primarily because of lower total cash costs at Pierina and higher by-product credits at Eskay Creek, which benefited from rising silver prices. A detailed discussion and analysis of gold production and cash production costs at each of the Company's significant mining operations is contained on pages 9 to 13 of this first quarter report.

Amortization

Amortization expense mainly arises on property, plant and equipment at Barrick's operating mines. The majority of these assets are amortized on a units of production basis. As a result, amortization expense is affected by the overall quantity of gold produced and sold, changes in reserve estimates, and the mix of production across its mines. The combined effect of a 3% decrease in ounces sold, a change in production mix and reserve increases at the end of 2003 led to an overall $5 million decrease in amortization expense for the quarter. In first quarter 2004, the overall average amortization was $91 per ounce, the same as first quarter 2003. For details of the impact of changes in reserve estimates on amortization expense in 2004, refer to page 23. For an explanation of how the Company calculates amortization per ounce, refer to page 28.

Administration

First quarter 2004 administration costs of $18 million were $4 million lower than in the prior year quarter, mainly due to severance costs of $5 million incurred in first quarter 2003.

BARRICK FIRST QUARTER 2004	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration, Development and Business Development

Exploration, Development and Business Development Expense
For the three months ended March 31	2004	2003
Exploration costs
North America	$5	$2
Australia/Africa	5	4
South America	4	3
Other countries	1	1
Development project costs
Veladero	-	6
Alto Chicama	6	7
Other	4	4
Organization design costs	1	-
Business Development	3	2
	$29	$29

Barrick's exploration strategy is to consistently fund a geographic mix of projects at different stages in the exploration process. The Company's early stage exploration effort focuses on five major areas where it possesses significant infrastructure: the United States, Peru, Australia, Chile/Argentina, and Tanzania. In first quarter 2004, Barrick continued to invest in its exploration program, with costs slightly higher than first quarter 2003 levels. In particular, higher activity on the Rossi property and various targets at Goldstrike led to an increase in exploration costs in North America. Exploration expense reflects the planned funding of various exploration projects. Barrick may spend more or less on these projects depending on the results of ongoing exploration activities, and may also fund further exploration projects in addition to those presently planned.

During first quarter 2004, the Company incurred development expenditures at each of its development projects. Under US GAAP, development expenditures are not capitalized until after mineralization is classified as a proven and probable reserve in accordance with US reporting standards. The most significant expensed development expenditures in 2003 were incurred at the Alto Chicama project. The Company expensed development costs at Veladero until October 1, 2003, when the project achieved the criteria needed to classify material as a reserve under SEC rules. In 2004, all development costs at Veladero have been capitalized. At Alto Chicama, the Company continues to expense development costs until the mineralization there qualifies as a reserve under SEC rules. Barrick received approval of the Alto Chicama Environmental Impact Statement in April 2004, and upon finalization of the project feasibility study in second quarter 2004, it will classify mineralization at Alto Chicama as a reserve under SEC rules. From that point forward, mine development costs will be capitalized.

Interest Expense

Barrick incurred $12 million in interest costs and financing charges in first quarter 2004, related mainly to its debentures and its Bulyanhulu project financing compared to $14 million in the prior year quarter. Interest incurred was lower than the prior year period due to the general decline in market US dollar interest rates. In first quarter 2004, the Company capitalized $4 million of interest at Veladero, Cowal and Tulawaka and expensed $8 million. In first quarter 2003, it capitalized $1 million at Cowal and expensed $13 million.

Barrick uses interest rate swaps to manage the effective rates of interest it pays on long-term debt. On the $500 million debentures, Barrick has converted the fixed 7.5% interest rate to a floating rate, taking advantage of low market floating interest rates. On the Bulyanhulu financing, the Company has taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7%.

Actual interest expense on existing debt obligations, as well as amounts of interest capitalized, will be affected by changes in market interest rates on variable-rate debt obligations, as well as whether other development projects meet US GAAP criteria for interest capitalization during 2004.

Other Income/Expense

In first quarter 2004, Barrick earned interest income of $9 million on its cash balances, similar to first quarter 2003. Through interest rate swaps, the Company earned a fixed rate of 3.4% in first quarter 2004 on most of its cash balances, with any excess cash balances earning interest at market interest rates. In first quarter 2004, the Company also realized pre-tax gains of $4 million on the sale of various assets and investments, compared to gains on asset sales of $6 million in the prior year period. Barrick may sell further assets in 2004. In first quarter 2003, it recorded losses of $7 million on various investments held in a post-retirement benefit plan.

BARRICK FIRST QUARTER 2004	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-Hedge Derivative Gains and Losses

Non-hedge derivative gains and losses arising on derivative instruments used in Barrick's risk management strategy that do not qualify for hedge accounting treatment are recorded in earnings. These gains and losses do not include the unrealized mark-to-market loss on the Company's fixed-price forward gold and silver sales contracts. The gains and losses occur because of changes in commodity prices, currency exchange rates and interest rates.

In first quarter 2004, non-hedge derivative losses of $15 million were caused primarily by the impact of rising silver prices on silver derivative instruments that did not qualify for hedge accounting treatment. In first quarter 2003, the Company recorded non-hedge gains of $36 million, which mainly included gains of $34 million on interest-rate and gold lease rate swaps due to declining market gold lease rates and US dollar interest rates.

Income Taxes

In first quarter 2004, Barrick recorded a tax expense of $14 million compared to a tax expense of $2 million in first quarter 2003. Income tax expense increased primarily due to the rise in spot gold prices, but also because first quarter 2003 included a $4 million tax credit on release of deferred tax valuation allowances.

Excluding the impact of tax credits in first quarter 2003, the consolidated effective income tax rate increased from 12% in first quarter 2003 to 35% in first quarter 2004. The consolidated income tax rate is significantly affected by gains and losses recorded in a low tax rate jurisdiction. These gains and losses arise from both non-hedge derivatives and also mark-to-market gains and losses realized on delivery of gold into hedge contracts.

Should gold prices remain in the $400 per ounce range, the Company expects its effective tax rate in 2004 to be about 30%, excluding gains and losses on non-hedge derivatives, and the effect of any release of deferred tax valuation allowances.

Income tax expense is affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a further sustained upward trend in gold prices may result in further releases of valuation allowances with corresponding tax credits recorded in earnings. The Company may also record a tax credit in the future based on its eligibility to file an election to revalue assets for tax purposes under a new tax regime in Australia.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income" and excluded from the income statement.

In first quarter 2004, other comprehensive income mainly included gains of $18 million arising on cash flow hedge contracts and the transfer of $33 million of the gains on cash flow hedges to earnings during the quarter.

CASH FLOW STATEMENT

Liquidity and Capital Resources

In previous years, the main sources of liquidity have been cash inflow from operating activities, the large cash position, and various debt-financing facilities. Currently, debt facilities include Barrick's publicly traded debentures, the Bulyanhulu project financing, and the undrawn $1 billion revolving credit facility with a syndicate of global banks.

In the last three fiscal years, Barrick has generated a total operating cash inflow of $1.7 billion. The Company expects to continue to generate significant operating cash flow over the next few years, providing it can maintain present production levels and also provided that there is no material decline in the spot price of gold. Barrick expects capital needs of approximately $0.9 billion through the end of 2006 to build its Veladero, Cowal, Alto Chicama, and Tulawaka development projects, as well as between $100 and $200 million per year for sustaining capital at existing operations. Alternatives for sourcing this capital include Barrick's significant cash position, $1 billion credit facility, future operating cash flow, project financings and public debt financings. These alternatives are being evaluated to determine the optimal mix of capital resources for the projects. The Company expects that, absent a material

BARRICK FIRST QUARTER 2004	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

adverse change in a combination of these sources of liquidity, present levels of liquidity will be adequate to meet its expected capital needs. If the Company is unable to access project financing due to unforeseen political or other problems, Barrick expects that it will be able to access public debt markets as an alternative source of financing.

Capital structure

Barrick regularly reviews its capital structure with an overall goal of lowering its cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and to ensure access to cash for strategic purposes.

Following a review of the capital structure during 2003, the Company concluded that a share buyback program would be consistent with these overall goals, in view of the high levels of operating cash flow being generated at current gold prices, the high levels of liquidity that exist in the capital markets presently, and its belief that its current share price represents an attractive buying opportunity. In first quarter 2004, the Company continued to purchase its common shares under this program, buying back 4.5 million shares at a total cost of $95 million.

Operating Activities

Operating cash flow is significantly affected by the volume of gold sales, realized gold prices, and cash operating costs as well as movements in non-cash working capital. The overall effect of changes in these principal factors and other factors was a $5 million decrease in operating cash flow in first quarter 2004 compared to the prior year quarter. In first quarter 2004 operating cash flow benefited from a $27 per ounce increase in the average realized gold price over the prior year period. This was partially offset by a $5 per ounce increase in total cash costs. The effect of these changes, combined with a 3% decrease in ounces sold, was a $20 million increase in operating cash flow in first quarter 2004 compared to the prior year period.

Due to the timing of gold production versus gold sales, movements in inventory caused a $5 million outflow in first quarter 2004, compared to an $11 million inflow in the prior year period. The level of deferred stripping activity at the open pit mines also impacts operating cash flow. In first quarter 2003, due to lower levels of stripping, the movement in capitalized mining costs gave rise to a $19 million operating inflow, whereas in first quarter 2004 this movement gave rise to a $1 million inflow.

Investing Activities

The most significant ongoing investing activities are for capital expenditures at the Company's mines. Capital expenditures consist of annual investment in sustaining capital at the mines, including expenditures relating to underground development activities and significant capital expenditures in the development and construction phases of mines. The annual amount varies depending on the status of the development projects.

In first quarter 2003, expenditures were mainly for sustaining capital and underground development at the operating mines. The increase in capital expenditures in first quarter 2004 mainly relates to $97 million spent at the Company's development projects, mainly the construction activity at Veladero and Cowal. Spending is expected to increase for the remainder of 2004 to support advancement of the four development projects that are in construction presently.

Proceeds of $6 million from various asset and investment sales were realized in first quarter 2004. The Company also made a $41 million payment for an investment in the shares of Highland Gold, further to its initial investment in fourth quarter 2003.

Financing Activities

The most significant ongoing financing activities are repayments/drawdowns of debt obligations; dividend payments; proceeds from issuing capital stock on exercise of stock options; and purchases of common shares under our share buyback program.

In first quarter 2004 the most significant financing cash flows were $95 million spent purchasing 4.5 million common shares under the share buyback program.

BARRICK FIRST QUARTER 2004	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policy changes

There were no changes in accounting policies in first quarter 2004.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

  amortization of property, plant and equipment and capitalized mining costs;

  impairment assessments of long-lived assets;

  asset retirement obligations;

  the measurement of deferred income tax assets and liabilities and assessment of the need to record valuation allowances against those assets;

  the valuation of derivative instruments and measurement of gains and losses on cash flow and fair value hedges that are recorded in other comprehensive income; and

  contingencies.

Amortization Expense

Barrick amortizes a large portion of its property, plant and equipment using the units of production method based on proven and probable reserves. Changes in reserves during first quarter 2004 caused amortization to decrease by approximately $7 million for the mines listed below, which had reserve estimate changes (other than production) greater than 10% effective December 31, 2003.

Impact of Actual Changes in Reserve Estimates on Amortization
For the three months ended March 31	2004
(in millions of dollars, except	Reserves	Amortization
reserves which are in millions of	increase	increase
contained ounces)	(decrease)	(decrease)
Goldstrike — Underground	0.2	(2)
Plutonic	0.5	-
Goldstrike — Open Pit	1.5	(2)
Eskay Creek	(0.1)	1
Kalgoorlie	0.9	(1)
Pierina	0.3	(3)

Changes in reserve estimates are calculated at the end of the year and affect amortization expense prospectively. The amounts presented represent the effect of reserve changes at the end of 2003.

Capitalized Mining Costs

Effective January 1, 2004, the Company reduced the stripping ratio at the Goldstrike Open Pit from 112:1 to 109:1 and increased the stripping ratio at Pierina from 48:1 to 60:1. The effect of this change in estimate on amortization of capitalized mining costs in first quarter 2004 was essentially nil at the Goldstrike Open Pit and an increase of $2 million at Pierina.

OFF-BALANCE SHEET ARRANGEMENTS

Forward Gold Sales Contracts

Prior to the adoption of a no-hedge policy in fourth quarter 2003, Barrick historically entered into fixed-price forward sales contracts in a gold hedging program to manage exposure to market gold prices. Following the adoption of its no-hedge policy, no new gold hedge contracts will be added and the existing gold hedge position will be reduced to zero over time.

Barrick has used fixed-price forward gold sales contracts to protect its earnings and cash flow from declining gold prices. These contracts permit the Company to sell its gold production in the gold spot market. Barrick has the ability to deliver its gold at the higher spot price, or deliver under the contract at the contract price. In first quarter 2004, the hedge position was reduced by 0.8 million ounces to 14.7 million ounces.

BARRICK FIRST QUARTER 2004	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

Fixed-price Forward Gold Sales Contracts ("The Gold Hedge Position")
(as of March 31, 2004)
Gold ounces hedged	14.7 million ounces (or slightly less than three years of expected future production)

Current termination date of gold sales contracts	2013 in most cases
Average estimated realizable gold sales contract price at 2013 termination date.	$397/oz1

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Unrealized mark-to-market loss at March 31, 2004	$1,801 million[2] The mark-to-market would approach zero (breakeven) at a spot gold price of $303 per ounce, assuming all other variables are constant.

Fixed-price Forward Silver Sales Contracts ("The Silver Hedge Position")
(as of March 31, 2004)
Silver ounces hedged	22.3 million ounces[3]
Current termination date of silver sales contracts	2013 in most cases
Average estimated realizable silver sales contract price at 2013 termination date.	$6.82/oz1

Delivery obligations	Barrick will deliver silver production from operations against silver sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver silver at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Unrealized mark-to-market loss at March 31, 2004	$59 million[3,4] The mark-to-market would approach zero (breakeven) at a spot silver price of $5.23 per ounce, assuming all other variables are constant.

Non-hedge silver call options	7.0 million ounces (see Note 11B)
  Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.25%. Accelerating gold and silver deliveries could potentially lead to reduced contango that would otherwise have built up over time.
  At a spot gold price of $427 per ounce.
  Excludes written silver call options of 7 million ounces.
  At a spot silver price of $7.92 per ounce. The non-hedge silver call option mark-to-market position is negative $12 million and changes in this value flow through current period earnings under FAS 133.

In all of the Company's Master Trading Agreements, which govern the terms of its gold and silver sales contracts with its 19 counterparties, the following applies:

  The counterparties do not have unilateral and discretionary right to break provisions.
  There are no credit downgrade provisions.
  The Company is not subject to any margin calls — regardless of the price of gold.
  The Company has the right to accelerate the delivery of gold or silver at any time during the life of its contracts. This flexibility is demonstrated by the terms that allow it to deliver under hedge contracts at any time on two days notice, or keep these hedge contracts outstanding for as long as 15 years. This feature means that the Company at its option can sell its gold or silver at the market price or the hedge price, whichever is higher, to the termination date of our contracts (currently 2013 in most cases).
BARRICK FIRST QUARTER 2004	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's trading agreements with its counterparties do provide for early close out of certain transactions in the event of a material negative change in the Company's ability to produce gold or silver for delivery under its hedging agreements, or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are:

  Barrick must maintain a minimum consolidated net worth of at least $2 billion — currently, it is $3.4 billion.
  Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 — currently, it is under 0.25:1.
  Barrick's agreements exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.
  The foregoing information is a summary of certain aspects of the Company's forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to pages 51 to 55 of the Company's 2003 Annual Report and its website (www.barrick.com).

In most cases, under the terms of Barrick's Master Trading Agreements "MTAs", the period over which it is required to deliver gold is extended annually by one year, or kept "evergreen", regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

Significance of mark-to-market gains and losses

At the end of first quarter 2004, the unrealized mark- to-market (fair value) on the Company's derivative instruments position, including gold and silver forward sales contracts, as well as the currency and interest rate hedge programs, was approximately negative $1.6 billion.

The mark-to-market value of the gold contracts is based on the closing spot gold price of $427 per ounce and market rates for LIBOR and gold lease rates on March 31, 2004. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $303 per ounce, assuming all other variables are constant. The mark-to market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment by Barrick. Barrick's obligations under the gold sales contracts are to deliver an agreed upon quantity of gold at a hedge price by the termination date on the contracts (currently 2013 in most cases).

In accordance with hedge accounting rules, the positive mark-to-market value of $297 million relating to the currency and interest rate hedge programs is recorded as an asset on the balance sheet. The mark-to-market value of the gold and silver sales contracts is not recorded on the balance sheet as accounting rules that govern these contracts do not require balance sheet recognition. Instead, in accordance with US GAAP, the economic impact of these sales contracts is reflected in the financial statements as the Company physically delivers gold and silver under the contracts.

A short-term spike in gold lease rates would not have a material negative impact on Barrick because it is not exposed under its fixed-price forward gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. "backwardation") and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates have historically tended to be low and any spikes short-lived.

Fair Value
At March 31, 2004	Gain/(Loss)
Forward gold sales contracts	$(1,801)
Forward silver sales contracts	(59)
Silver option contracts	(12)
Foreign currency contracts	253
Interest rate contracts	44
$ (1,575)

BARRICK FIRST QUARTER 2004	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

Change in the Fair Value of		Change in the Fair Value of
Forward Gold Sales Contracts		Forward Silver Sales Contracts
Unrealized loss at January 1, 2004	$1,725	Unrealized loss at January 1, 2004	$17
Impact of change in spot price [1]	182	Impact of change in spot price [1]	45
Contango earned in the period	(30)	Contango earned in the period	(1)
Impact of change in valuation inputs [2]	(44)	Impact of change in valuation inputs [2]	(2)
Mark-to-market impact of deliveries into gold sales contracts	(32)	Unrealized loss at March 31, 2004	$59
Unrealized loss at March 31, 2004	$1,801	From $5.92 per ounce to $7.92 per ounce. Other than spot metal prices (e.g. interest rates and silver lease rates).
From $415 per ounce to $427 per ounce. Other than spot metal prices (e.g. interest rates and gold lease rates).

Contractual Obligations and Commitments Capital expenditures

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future expenditures relating to the Company's development pipeline over the next 5 years, because commitments have yet to be made for a large portion of the estimated future capital costs related to these projects.

QUARTERLY INFORMATION
(in millions, except per share and per ounce data)
	March 31		December 31		September 30		June 30
	2004	2003	2003	2002	2003	2002	2003	2002
Gold sales	$477	$459	$536	$526	$549	$473	$491	$490
Average spot gold price per ounce	408	352	392	323	364	314	347	313
Average realized gold price per ounce	382	355	394	343	365	342	352	341
Net income	26	29	77	54	35	34	59	59
Net income per share[1]	0.05	0.05	0.14	0.10	0.07	0.06	0.11	0.11
Operating cash flow	126	131	134	195	188	126	66	148
1. Basic and diluted

The financial results for the last eight quarters reflect the following general trends: rising spot gold prices and rising prices realized from gold sales; declining gold production and sales volumes; and rising total cash costs. These trends are discussed elsewhere in this Management's Discussion and Analysis, and the quarterly trends are consistent with explanations for annual trends over the last two years.

NON-GAAP PERFORMANCE MEASURES

Barrick has included total cash costs per ounce data because it understands that certain investors use this information to assess the Company's performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. Non-GAAP measures do not have any standardized meaning prescribed by US GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK FIRST QUARTER 2004	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements
	Goldstrike —		Goldstrike —
	Open Pit		Underground		Eskay Creek		Round Mountain
For the three months ended March 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs —
per US GAAP[1]	$77.1	$89.9	$35.7	$39.6	$(1.1)	$5.9	$18.2	$14.3
Accretion expense and reclamation
costs at operating mines	(0.6)	(0.6)	(0.1)	(0.1)	(0.1)	-	(0.4)	(0.4)
Total cash production costs per Gold
Institute Production Cost Standard	$76.5	$89.3	$35.6	$39.5	$(1.2)	$5.9	$17.8	$13.9
Ounces sold (thousands)	287	337	141	181	66	85	86	83
Total cash costs per ounce sold
per US GAAP (dollars)	$269	$267	$254	$219	$(18)	$69	$212	$173
Total cash costs per ounce sold —
per Gold Institute Production
Cost Standard (dollars)	$267	$266	$253	$218	$(19)[2]	$69	$207	$168
  Represents cost of sales and other operating costs (excluding amortization).
  Eskay Creek's total cash costs in first quarter 2004 are negative due to the impact of higher silver prices, which the Company treats as a by-product. Total cash costs on a co-product basis are: first quarter 2004 — gold $186 per ounce, silver $3.49 per ounce (2003 first quarter — gold $178 per ounce, silver $2.41 per ounce),

	Hemlo		Holt-McDermott		Marigold		Total North America
For the three months ended March 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs —
per US GAAP[1]	$14.2	$14.9	$5.2	$5.4	$2.1	$1.9	$151.4	$171.9
Accretion expense and reclamation
costs at operating mines	-	(0.1)	-	-	-	-	(1.2)	(1.2)
Total cash production costs per Gold
Institute Production Cost Standard	$14.2	$14.8	$5.2	$5.4	$2.1	$1.9	$150.2	$170.7
Ounces sold (thousands)	62	65	22	19	8	11	672	781
Total cash costs per ounce sold
per US GAAP (dollars)	$227	$228	$238	$281	$248	$169	$225	$220
Total cash costs per ounce sold —
per Gold Institute Production
Cost Standard (dollars)	$227	$227	$238	$281	$248	$169	$223	$219

	Pierina		Total South America		Plutonic		Darlot

For the three months ended March 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs —
per US GAAP[1]	$19.4	$17.3	$19.4	$17.3	$17.3	$13.4	$7.7	$6.1
Accretion expense and reclamation
costs at operating mines	(0.8)	(0.8)	(0.8)	(0.8)	-	-	-	-
Total cash production costs per Gold
Institute Production Cost Standard	$18.6	$16.5	$18.6	$16.5	$17.3	$13.4	$7.7	$6.1
Ounces sold (thousands)	227	194	227	194	89	70	37	43
Total cash costs per ounce sold
per US GAAP (dollars)	$86	$89	$86	$89	$194	$192	$208	$141
Total cash costs per ounce sold —
per Gold Institute Production
Cost Standard (dollars)	$82	$85	$82	$85	$194	$192	$208	$141

BARRICK FIRST QUARTER 2004	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa
For the three months ended March 31	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs —
per US GAAP[1]	$7.1	$6.3	$26.3	$20.2	$20.7	$17.9	$79.1	$63.9
Accretion expense and reclamation
costs at operating mines	-	-	(0.2)	(0.3)	(0.1)	(0.1)	(0.3)	(0,4)
Total cash production costs per Gold
Institute Production Cost Standard	$7.1	$6.3	$26.1	$19.9	$20.6	$17.8	$78.8	$63.5
Ounces sold (thousands)	30	20	117	92	75	92	348	317
Total cash costs per ounce sold
per US GAAP (dollars)	$236	$311	$225	$219	$277	$193	$227	$201
Total cash costs per ounce sold —
per Gold Institute Production
Cost Standard (dollars)	$236	$311	$223	$216	$276	$192	$226	$200
1. Represents cost of sales and other operating costs (excluding amortization).

Reconciliation of Amortization per Ounce to Financial Statements
For the three months ended March 31	2004	2003
Amortization expense per consolidated financial statements	$120	$125
Amortization expense recorded on property, plant and equipment not at operating mine sites	(6)	(7)
Amortization expense for per ounce calculation	$114	$118
Ounces sold (thousands)	1,247	1,292
Amortization per ounce (dollars)	$91	$91

OUTSTANDING SHARE DATA

As at April 15, 2004, 531.4 million common shares ("Common Shares") and one special voting share ("Special Voting Share") in the capital of Barrick were issued and outstanding. Computershare Trust Company of Canada ("Computershare"), the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares (as defined below) outstanding (excluding those owned by Barrick and its subsidiaries), multiplied by 0.53, for which it receives voting instructions from holders of such BGI Exchangeable Shares.

In connection with Barrick's acquisition of Homestake Mining Company effective December 14, 2001, Barrick Gold Inc. (formerly Homestake Canada Inc.) issued securities ("BGI Exchangeable Shares"), which, by their terms, are each exchangeable at any time for 0.53 of a Common Share. Each BGI Exchangeable Share entitles the holder to exercise the same voting rights as a holder of 0.53 of a Common Share. Generally, a holder of a BGI Exchangeable Share may exercise his or her voting right by either providing voting instructions to Computershare or attending a meeting of holders of Common Shares and voting in person. As at April 15, 2004, there were 1.5 million BGI Exchangeable Shares outstanding that were not owned by Barrick, which would entitle the holders of the BGI Exchangeable Shares to cast 0.8 million votes at a meeting of holders of Common Shares. For further information regarding the BGI Exchangeable Shares, please refer to the Company's current Management Information Circular and Proxy Statement.

As at April 15, 2004, options to purchase 20.7 million Common Shares were outstanding under Barrick's option plan. In addition, as at April 15, 2004, options to purchase 2.3 million Common Shares were outstanding under certain option plans inherited by Barrick in connection with prior acquisitions.

BARRICK FIRST QUARTER 2004	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

Notes to Unaudited Interim Consolidated Financial Statements

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1           NATURE OF OPERATIONS

Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and future gold production levels, future cash operating costs, foreign currency exchange rates, market interest rates and the level of exploration expenditures are some of the things that could materially affect our operating cash flow and profitability. Due to the global nature of our operations we are also affected by government regulations, political risk and the interpretation of taxation laws and regulations. We seek to mitigate these risks, and in particular we use derivative instruments as part of a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates. Many of the factors affecting these risks are beyond our control and their effects could materially impact our consolidated financial statements.

2           BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles ("US GAAP"). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2003.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2003.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

  the reported amounts of assets and liabilities;
  disclosures of contingent assets and liabilities; and
  revenues and expenses recorded in each reporting period.
BARRICK FIRST QUARTER 2004	29	NOTES TO FINANCIAL STATEMENTS

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves; future estimates of costs and expenses; and/or assumptions of future commodity prices, interest rates and foreign currency exchange rates. Such estimates and assumptions include:

  decisions as to whether exploration and mine development costs should be capitalized or expensed;

  assessments of whether property, plant and equipment, ore in stockpiles and capitalized mining costs may be impaired;

  assessments of our ability to realize the benefits of deferred income tax assets;

  the useful lives of long-lived assets and the rate at which we record amortization in earnings;

  the estimated fair value of asset retirement obligations;

  the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

  the estimated fair values of derivative instruments;

  the value of slow-moving and obsolete inventories (which are stated at the lower of average cost and net realizable value); and

  assessments of the likelihood and amounts of contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

3           ACCOUNTING CHANGES

A           FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets. This accounting change is described in note 2B of our audited annual consolidated financial statements for the three years ended December 31, 2003. On adoption of FAS 143 in first quarter 2003, we recorded on our balance sheet an increase in property, plant and equipment by $39 million; an increase in other long-term obligations by $32 million; and an increase in deferred income tax liabilities by $3 million. We recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

B           Amortization of underground development costs

On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. This accounting change is described in note 2B of our audited annual consolidated financial statements for the three years ended December 31, 2003. On adoption of this change on January 1, 2003, we decreased property, plant and equipment by $19 million, and increased deferred income tax liabilities by $2 million. We recorded in our income statement a $21 million charge for the cumulative effect of this accounting change.

BARRICK FIRST QUARTER 2004	30	NOTES TO FINANCIAL STATEMENTS

C          Changes in estimates

Amortization of property, plant and equipment

Effective December 31, 2003, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we revised our calculations of amortization of property, plant and equipment that is amortized on the units of production basis. The effect of the change in reserve estimates on amortization of property, plant and equipment in first quarter 2004 was a decrease in this expense by approximately $7 million for mines with a greater than 10% change (other than ounces produced) in the reserve estimates.

Amortization of capitalized mining costs

In 2004, we revised the estimated stripping ratios used in the calculation of amortization of capitalized mining costs with a decrease in the stripping ratio at Goldstrike Open Pit and an increase in the stripping ratio at Pierina. See note 15 for a description of the effect of this change in estimate.

4           SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a regional basis. Our three primary regions are North America, Australia/Africa, and South America, which includes Peru, Chile and Argentina. In 2003, we changed the composition of our reportable segments by the addition of our development projects. We also changed our determination of which costs are charged to segments. Prior periods have been restated to conform to the current presentation. Our chief operating decision maker reviews financial information on all our individual mines and development projects regularly, and accordingly our definition of a business segment includes each of our operating mines and development projects. Our development projects are not presently generating revenue and therefore the measure of segment loss represents expensed exploration and development costs.

Income statement information
			Total cash		Segment income (loss)
	Gold sales		production costs [1]		before income taxes
For the three months ended March 31	2004	2003	2004	2003	2004	2003
Operating mines
Goldstrike	$ 163	$ 185	$ 112	$ 129	$ 16	$ 15
Pierina	87	70	19	16	31	19
Bulyanhulu	28	34	21	18	(1)	5
Kalgoorlie	45	34	26	20	14	9
Eskay Creek	25	30	(1)	6	14	13
Hemlo	24	23	14	15	8	5
Plutonic	35	25	17	13	15	10
Round Mountain	33	29	18	14	10	10
Other operating mines	37	29	22	20	8	4
Development projects
Veladero	-	-	-	-	-	(6)
Cowal	-	-	-	-	-	-
Pascua-Lama	-	-	-	-	-	-
Alto Chicama	-	-	-	-	(6)	(7)
Segment total	$ 477	$ 459	$ 248	$ 251	$ 109	$ 77

Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes accretion expense, other reclamation and closure costs, and amortization.
BARRICK FIRST QUARTER 2004	31	NOTES TO FINANCIAL STATEMENTS

Asset information
	Amortization		Segment capital expenditures
For the three months ended March 31	2004	2003	2004	2003
Operating mines
Goldstrike	$ 35	$ 41	$ 9	$ 12
Pierina	37	35	2	1
Bulyanhulu	8	11	8	10
Kalgoorlie	5	5	2	1
Eskay Creek	12	11	1	2
Hemlo	2	3	1	3
Plutonic	3	2	2	5
Round Mountain	5	5	-	1
Other operating mines	7	5	6	16
Development projects
Veladero	-	-	64	3
Cowal	-	-	20	4
Pascua-Lama	-	-	4	2
Alto Chicama	-	-	6	1
Tulawaka	-	-	3	-
Segment total	114	118	128	61
Other items outside operating segments	6	7	1	5
	$ 120	$ 125	$ 129	$ 66

Reconciliation of segment income to enterprise net income
For the three months ended March 31	2004	2003
Segment income	$ 109	$ 77
Accretion expense, reclamation, closure and other costs	(15)	(12)
Amortization outside operating segments	(6)	(7)
Exploration and business development costs, excluding development projects	(23)	(16)
Administration	(18)	(22)
Other income/expense	16	5
Interest expense	(8)	(13)
Non-hedge derivative gains (losses)	(15)	36
Income tax expense	(14)	(2)
Cumulative effect of changes in accounting principles	-	(17)
Net income	$ 26	$ 29

BARRICK FIRST QUARTER 2004	32	NOTES TO FINANCIAL STATEMENTS

5           REVENUE RECOGNITION AND COMMODITY CONTRACTS

Gold contracts

We have fixed-price forward gold sales contracts with various counterparties for 14.7 million ounces of future gold production. The terms of the contracts are governed by master trading agreements that we have in place with the counterparties to the contracts. Contract prices are established at inception through to an interim date, which may be materially in advance of the Termination Date (typically 2013) defined under the master trading agreements. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the master trading agreements, which have contractually agreed price adjustment mechanisms based on the market gold price. The master trading agreements have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium (in most cases) based on the difference between the forward price of gold and the current market price of gold. For the majority of fixed-price forward gold sales contracts, selling prices are fixed through 2006. The contracts have final delivery dates primarily over approximately the next 10 years, but we have the right to settle these contracts at any time over these periods. If at an interim date we opt for a floating price, the floating price represents the spot market price of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. Forward gold market prices are principally influenced by the current market price of gold, gold lease rates and US dollar interest rates. The final realized selling price under a contract will depend on the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The largest single counterparty as of March 31, 2004 made up 12% of the ounces of outstanding forward gold sales contracts.

We use gold lease rate swap contracts to manage our gold lease rate exposure. Because historic short-term gold lease rates have tended to be lower than longer-term gold lease rates, and also because fixed-price forward gold sales contracts have fixed gold lease rates, we have used these gold lease rate swap contracts to economically achieve a more optimal term structure for gold lease costs. Under these swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 3.3 million ounces of gold spread from 2004 to 2013. The swaps are associated with forward gold sales contracts with expected delivery dates beyond 2006. These gold lease rate swap contracts are accounted for as non-hedge derivatives (see note 11B).

In addition to the fixed-price forward gold sales contracts, we have floating-price forward gold sales contracts under which we are committed to deliver 0.5 million ounces of gold over the next 10 years at prices that will be based on the then prevailing spot price.

Silver contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At March 31, 2004, we had fixed-price commitments to deliver 22.3 million ounces of silver over periods primarily of up to 10 years. We also had written silver call options on a notional 7 million ounces of silver with an average exercise price of $5.76 per ounce. These options expire at various dates in 2004 and 2005. The options are classified as non-hedge derivatives for accounting purposes.

BARRICK FIRST QUARTER 2004	33	NOTES TO FINANCIAL STATEMENTS

6           COST OF SALES AND OTHER OPERATING EXPENSES

For the three months ended March 31	2004	2003
Cost of sales[1]	$266	$262
By-product revenues	(34)	(27)
Royalty expenses	12	12
Production taxes	4	4
Accretion expense	4	4
Other reclamation and closure costs	11	8
	$263	$263

  Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization excluded from cost of sales, and presented separately on the income statement, was $114 million in the three months ended March 31, 2004 (2003 - $118 million).

7           OTHER INCOME/EXPENSE

For the three months ended March 31	2004	2003
Interest income	$9	$8
Gains on sale of long-lived assets	2	6
Foreign currency translation gains (losses)	2	(1)
Realized gains on sale of available-for-sale securities	2	-
Other than temporary impairment charge on available-for-sale securities	-	(7)
Other items	1	(1)
	$16	$5

8           INCOME TAXES

Income tax expense
For the three months ended March 31	2004	2003
Current	$18	$11
Deferred	(4)	(5)
	14	6
Release of deferred tax valuation allowances recorded in prior years	-	(4)
	$14	$2

Reconciliation to the Canadian federal statutory rate
For the three months ended March 31	2004	2003
Canadian federal statutory rate	38%	38%
Increase (decrease) resulting from:
Resource and depletion allowances	(15)	(18)
Non-hedge derivative gains in a low tax-rate jurisdiction	-	(16)
Impact of deliveries under forward gold sales contracts in a low
tax-rate jurisdiction	18	-
Losses on investments not subject to taxation in the hands of the Company	-	6
Release of deferred tax valuation allowances recorded in prior years	-	(8)
Other items	(6)	2
Actual income tax rate	35%	4%

BARRICK FIRST QUARTER 2004	34	NOTES TO FINANCIAL STATEMENTS

Peruvian tax assessment

One of our Peruvian subsidiaries has received a revised income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority, SUNAT. The tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what we previously assumed with a resulting increase in current and deferred income taxes. We believe that the tax assessment is incorrect and we are appealing the decision. The full life of mine effect on our current and deferred income tax liabilities was fully recorded at December 31, 2002, as were other related payments of about $21 million due for periods through 2003.

The case is pending before Peru's Tax Court. If the case is not resolved in our favor, we intend to pursue all available remedies, including judicial appeals. If we are successful and our original valuation is confirmed as the appropriate tax basis of the Pierina assets, we would benefit from a $141 million reduction in current and deferred tax liabilities. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

In the event of an unfavorable Tax Court ruling, Peruvian law is unclear with respect to whether it is necessary to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of an appeal process, a process which can take several years. Currently, the amount of income taxes potentially payable is $80 million. In the event of an unfavorable Tax Court ruling, we will consider taking all available action to prevent payment of the amount in dispute until the appeal process is complete.

We have not provided for $59 million of potential interest and penalties on the income tax assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will continue to increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT's position on interest and penalties will be upheld, or if we exhaust our available remedies.

Change in Australian tax regime

A new consolidation tax law has been enacted in Australia that allows wholly-owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This new regime is elective and the election is irrevocable. An election is filed with a company's income tax returns, which are due by July 1 after each fiscal year and effective from January 1 of the applicable year covered by the tax return. The earliest fiscal year for which the Company could file an election is 2004.

Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. We are presently considering the merits of filing for election under this new regime. If such an election is filed and if this results in an upward revaluation of the tax basis of our assets, then this tax benefit will be recorded as a component of income tax expense in the fiscal year for which the election is filed. The amount of any potential tax benefit, if any, under such an election is not presently determinable.

BARRICK FIRST QUARTER 2004	35	NOTES TO FINANCIAL STATEMENTS

9           EARNINGS PER SHARE

For the three months ended March 31
($ millions, except shares in millions and per share amounts)	2004	2003
Income available to common stockholders	$26	$29
Weighted average shares outstanding — basic	535	541
Effect of dilutive stock options	2	1
Weighted average shares outstanding and on assumed conversions	537	542
Earnings per share
Basic and diluted	$0.05	$0.05

10        COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses that are excluded from net income. These other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on available-for-sale securities; and foreign currency translation adjustments.

Accumulated other comprehensive income (loss) (OCI)
		2004			2003
	Pre-tax	Tax effect	Post-tax	Pre-tax	Tax effect	Post-tax
	amount		amount	amount		amount
Foreign currency translation adjustments
At January 1	$(147)	$-	$(147)	$(144)	$-	$(144)
Translation adjustments recorded in the period	-	-	-	(5)	-	(5)
At March 31	$(147)	$-	$(147)	$(149)	$-	$(149)
Accumulated gains on cash flow hedges
At January 1	$288	$(99)	$189	$49	$(17)	$32
Changes in fair value of cash flow hedges (note 11D)	18	(6)	12	78	(30)	48
Transfer of hedge gains to earnings (note 11D)	(33)	14	(19)	(14)	5	(9)
Hedge ineffectiveness transferred to earnings (note 11D)	(1)	-	(1)	-	-	-
At March 31	$272	$(91)	$181	$113	$(42)	$71
Available-for-sale securities
At January 1	$38	$-	$38	$(6)	$-	$(6)
Changes in fair value of securities	7	-	7	(1)	-	(1)
Other than temporary impairment charges recorded in
earnings (note 7)	-	-	-	7	-	7
At March 31	$45	$-	$45	$-	$-	$-
Additional minimum pension liability
At January 1 and March 31	$(7)	$-	$(7)	$(7)	$-	$(7)
Total OCI at March 31	$163	$(91)	$72	$(43)	$(42)	$(85)

BARRICK FIRST QUARTER 2004	36	NOTES TO FINANCIAL STATEMENTS

11         DERIVATIVE INSTRUMENTS

A           Use of derivative instruments

We use derivative instruments to mitigate the effects of certain risks that are inherent in our business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates. The inherent risks that we most often attempt to mitigate by the use of derivative instruments occur from changes in commodity prices (gold and silver), interest rates and foreign currency exchange rates. Because we produce gold and silver, incur costs in foreign currencies, and invest and borrow in US dollars and are therefore subject to US interest rates, our derivative instruments cover natural underlying asset or liability positions. The purpose of the hedging elements of our derivative program is so that changes in the values of cash flows from or fair values of hedged items are offset by equivalent changes in the values of derivative instruments.

We do not hold derivatives for the purpose of speculation; our risk management programs are designed to enable us to plan our business effectively and, where possible, mitigate adverse effects of future movements in gold and silver prices, interest rates and foreign currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policies for derivative instruments, refer to note 11 to our audited consolidated financial statements for the three years ended December 31, 2003.

B          Derivative instruments outstanding as at March 31, 2004

Maturity		2004		2005		2006		2007	2008+			Total
Interest rate contracts
Receive-fixed swaps
Notional amount (millions)		$150		-		$100		$725		$175		$1,150
Fixed rate (%)		3.6%		-		3.0%		3.4%	4.1%			3.5%
Pay-fixed swaps
Notional amount (millions)		-		-		-		-		$324		$324
Fixed rate (%)		-		-		-		-	5.7%			5.7%
Net notional position		$150		-		$100		$725		$(149)		$826
Foreign currency contracts
Canadian dollar forwards
C$ (millions)	C$	269	C$	289	C$	200	C$	96	C$	22	C$	876
Average price (US¢)		0.66		0.66		0.73		0.67		0.68		0.68
Australian dollar forwards
A$ (millions)	A$	511	A$	680	A$	233	A$	139	A$	19	A$	1,582
Average price (US¢)		0.60		0.64		0.57		0.58		0.53		0.61
Australian dollar min-max
contracts
A$ (millions)	A$	17	A$	10	A$	10		-		-	A$	37
Average cap price (US¢)		0.54		0.52		0.52		-		-		0.53
Average floor price (US¢)		0.52		0.51		0.51		-		-		0.51
Fuel contracts
Barrels WTI (thousands)		270		180		-		-		-		450
Cap		$30		$30		-		-		-		$30
Floor		$23		$21		-		-		-		$23

BARRICK FIRST QUARTER 2004	37	NOTES TO FINANCIAL STATEMENTS

Classification of interest rate and foreign currency contracts
	Cash flow		Fair value
At March 31, 2004		hedge	hedge		Non- hedge			Total
Interest rate contracts
Receive-fixed swaps on cash balances		$650		$-		$-		$650
Receive-fixed swaps on debentures		-		500		-		500
		$650		$500		$-		$1,150
Pay-fixed swaps on Bulyanhulu project financing		$174		$-		$-		$174
Pay-fixed swaps on lease rate swaps		-		-		150		150
		$174		$-		$150		$324
Canadian dollar contracts
Operating costs and expenses	C$	833	C$	-	C$	14	C$	847
Capital expenditures		29		-		-		29
	C$	862	C$	-	C$	14	C$	876
Australian dollar contracts
Operating costs and expenses	A$	1,052	A$	-	A$	154	A$	1,206
Capital expenditures		413		-		-		413
	A$	1,465	A$	-	A$	154	A$	1,619

We also held gold lease rate swaps at March 31, 2004 that are based on a notional amount of 3.3 million ounces of gold spread from 2004 to 2013 and written silver call options on a notional 7 million ounces of silver with an average exercise price of $5.76 per ounce (see note 5). These gold lease rate contracts and written silver call options are classified as non-hedge derivatives.

C          Unrealized fair value of derivative instruments (excluding normal sales contracts)

For the three months ended March 31	2004	2003
Beginning of period	$337	$29
Derivative instruments settled	(48)	(16)
Change in fair value of derivative instruments:
Non-hedge derivatives	(16)	36
Cash flow hedges	18	78
Fair value hedges	1	-
End of period	$292[1]	$127

  Included on the balance sheet as follows: $117 million in other current assets; $268 million in non-current assets as unrealized fair value of derivative contracts; $13 million in other current liabilities; and $80 million in other long-term obligations.

The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at March 31, 2004.

BARRICK FIRST QUARTER 2004	38	NOTES TO FINANCIAL STATEMENTS

D          Change in gains (losses) accumulated in OCI for cash flow hedge contracts

			Foreign currency
	Commodity contracts		contracts		Interest rate contracts		Total
	2004	2003	2004	2003	2004	2003	2004	2003
At January 1	$(1)	$9	$280	$26	$9	$14	$288	$49
Changes in fair value	-	7	8	63	10	8	18	78
Hedge gains transferred to
earnings	- [1]	(3) [1]	(30) [2]	(8) 2	(3) [3]	(3) [3]	(33)	(14)
Hedge ineffectiveness
transferred to earnings	-	-	(1)	-	-	-	(1)	-
At March 31	$(1)	$13	$257	$81	$16	$19	$272	$113
Included under revenues and by-product credits Included under operating expenses Included under interest income

Based on the fair value of cash flow hedge contracts at March 31, 2004, in the next twelve months, we expect to transfer hedge gains of $129 million from OCI to earnings, to be matched with the related hedged items. These gains will be reflected as a reduction in cash operating costs, and as a component of interest income.

E           Non-hedge derivative gains (losses)

For the three months ended March 31	2004	2003
Change in fair value of non-hedge derivatives
Commodity contracts	$(12)	$1
Currency contracts	-	1
Interest and lease rate contracts	(4)	34
	(16)	36
Hedge ineffectiveness recorded in earnings[1]	1	-
	$(15)	$36

  During first quarter 2004, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the FAS 133 qualifying hedge criteria due to changes in the expected timing of the forecasted expenditures. On determining that these hedges were no longer effective for accounting purposes, gains totaling $1 million on these contracts were transferred out of OCI to earnings in first quarter 2004 (2003 - $nil).

12        COMPONENTS OF OTHER NET OPERATING ACTIVITIES

For the three months ended March 31	2004	2003
Add (deduct):
Foreign currency translation (gains) losses	$(2)	$1
(Gains) losses on available-for-sale securities	(2)	7
Cumulative effect of changes in accounting policies	-	17
Accretion expense	4	4
Non-hedge derivative (gains) losses	15	(36)
Changes in operating assets and liabilities:
Accounts receivable	(3)	-
Inventories	(5)	11
Accounts payable and accrued liabilities	(1)	(5)
Current income taxes accrued	18	11
Other assets and liabilities	-	4
Cash payments:
Reclamation and closure costs	(10)	(6)
Income taxes	(29)	(35)
Other net operating activities	$(15)	$(27)
BARRICK FIRST QUARTER 2004	39	NOTES TO FINANCIAL STATEMENTS

13          INVENTORIES, OTHER CURRENT ASSETS AND INVESTMENTS

	At March 31, 2004	At December 31, 2003
Inventories
Gold in process and ore in stockpiles	$104	$99
Mine operating supplies	58	58
	$162	$157
Other current assets
Derivative assets (note 11C)	$117	$154
Prepaid expenses	8	15
	$125	$169

Gold in process and ore in stockpiles excludes $67 million (December 31, 2003 — $64 million) of stockpiled ore that we do not expect to process in the following 12 months. This amount is included in other assets.

Investments

In first quarter 2004, we purchased a further 7% interest in the common shares of Highland Gold for cash consideration of $41 million. Combined with an initial investment made in fourth quarter 2003, we own a 17% interest in the outstanding common shares of Highland Gold. The investment is being accounted for as an available-for-sale security, with unrealized gains and losses recorded in other comprehensive income.

14        PROPERTY, PLANT AND EQUIPMENT

At March 31, 2004, property acquisition and mine development costs included various properties in the exploration and development stage that are not presently being amortized. Details of the carrying amounts for major properties and the years when we expect to put these properties into production and begin amortization are:

Property	Carrying amount at March 31, 2004	Targeted timing of production start up
Veladero	$132	2005
Cowal	69	2006
Alto Chicama	15	2005
Pascua-Lama	204	2008/2009
Other properties	216	-
Total	$636

BARRICK FIRST QUARTER 2004	40	NOTES TO FINANCIAL STATEMENTS

15         CAPITALIZED MINING COSTS

We charge most mine operating costs to inventory as incurred. However, we capitalize and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as "deferred stripping costs". We charge to inventory amortization of amounts capitalized based on a "stripping ratio" using the units-of-production method.

This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. If we followed a policy of expensing these costs as incurred, then using this alternative policy, our reported cost of sales would have been $1 million lower for the three months ended March 31, 2004 (2003 — $19 million decrease).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is grouped with related mining property, plant and equipment for impairment testing purposes.

Effective January 1, 2004, we revised the estimated stripping ratios used for amortization purposes with a decrease in the stripping ratio at Goldstrike Open Pit and an increase in the stripping ratio at Pierina. In first quarter 2004 the effect of this change was to reduce amortization of capitalized mining costs at Goldstrike Open Pit by $nil, and increase amortization of capitalized mining costs at Pierina by $1.6 million.

Average stripping ratios[1]
For the three months ended March 31	2004	2003
Goldstrike Open Pit	109:1	112:1
Pierina	60:1	48:1
The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable ounces in proven and probable gold reserves.

The average remaining life of the open-pit mine operations where we capitalize these types of mining costs is eight years. We expect to expense all stripping costs by the end of the mine lives.

BARRICK FIRST QUARTER 2004	41	NOTES TO FINANCIAL STATEMENTS

16        CAPITAL STOCK

A          Share repurchase program

During the three-month period ended March 31, 2004, we repurchased 4.47 million common shares for $95 million at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million, and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

B          Barrick Gold Inc. ("BGI") Exchangeable Shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At March 31, 2004, 1.5 million BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI
For the three months ended March 31	2004	2003
Total revenues and other income	$52	$52
Costs and expenses	(53)	(53)
Loss before taxes	$(1)	$(1)
Net loss	$(3)	$(6)

	At March 31, 2004	At December 31, 2003
Assets
Current assets	$59	$72
Non-current assets	220	233
	$279	$305
Liabilities and shareholders' equity
Other current liabilities	$15	$20
Intercompany notes payable	524	546
Other long-term liabilities	12	11
Deferred income taxes	63	67
Shareholders' equity	(335)	(339)
	$279	$305

BARRICK FIRST QUARTER 2004	42	NOTES TO FINANCIAL STATEMENTS

17         EMPLOYEE STOCK-BASED COMPENSATION

Common stock options
Stock option activity (shares in millions)
	Shares	Average	Shares	Average
	(number)	price (C$)	(number)	price (US$)
At January 1, 2004	21.5		2.3
Granted	0.3	$27.59	-
Exercised	(0.7)	$24.47	(0.2)	$14.00
Canceled or expired	(0.1)	$26.19	-
At March 31, 2004	21.0		2.1

Under Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Stock option expense (per share amounts in dollars)
For the three months ended March 31	2004	2003
Pro forma effects
Net income, as reported	$26	$29
Stock option expense	(7)	(6)
Pro forma net income	$19	$23
Net income per share
As reported [1]	$0.05	$0.05
Pro forma [1]	$0.04	$0.04
basic and diluted
BARRICK FIRST QUARTER 2004	43	NOTES TO FINANCIAL STATEMENTS

18         CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment suggests that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

Litigation and claims

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs' claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court's decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiffs submitted a proposed Trial and Case Management Plan, suggesting that the Plan would

BARRICK FIRST QUARTER 2004	44	NOTES TO FINANCIAL STATEMENTS

cure the defects in the Plaintiffs' motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs' case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the US District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. Discovery has commenced in the case and a trial date has been tentatively set for February 2005. We intend to defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the Wagner complaint. The plaintiffs filed an opposition to Barrick's motion to dismiss on March 12, 2004. On April 2, 2004, Barrick filed its reply to the plaintiff's opposition. We intend to defend the action vigorously.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

BARRICK FIRST QUARTER 2004	45	NOTES TO FINANCIAL STATEMENTS

Mine Statistics
	UNITED STATES
	Open Pit		Underground		Goldstrike Total		Round Mountain
Three months ended March 31,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	34,086	37,480	438	410	34,524	37,890	4,786	7,319
Tons processed (thousands)	2,661	2,602	452	407	3,113	3,009	9,609	7,464
Average grade (ounces per ton)	0.144	0.136	0.383	0.418	0.179	0.174	0.016	0.019
Recovery rate (percent)	82.8%	80.5%	89.0%	87.0%	83.7%	82.7%	n/a	n/a
Production (thousands of ounces)	318	285	154	148	472	433	93	96
Production costs per ounce
Cash operating costs	$250	$247	$230	$194	$243	$229	$174	$149
Royalties and production taxes	17	19	23	24	19	20	33	19
Total cash costs	267	266	253	218	262	249	207	168
Amortization	63	60	120	117	82	80	60	57
Total production costs	$330	$326	$373	$335	$344	$329	$267	$225
Capital expenditures (US$ millions)	$3	$6	$6	$6	$9	$12	$-	$1

	AUSTRALIA
	Plutonic		Darlot		Lawlers		Kalgoorlie
Three months ended March 31,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	2,613	3,338	212	221	401	535	11,680	11,195
Tons processed (thousands)	694	778	218	210	208	186	1,600	1,637
Average grade (ounces per ton)	0.132	0.101	0.162	0.210	0.131	0.116	0.073	0.067
Recovery rate (percent)	90.5%	89.0%	97.2%	97.6%	97.0%	96.0%	87.4%	85.6%
Production (thousands of ounces)	83	70	34	43	27	21	102	94
Production costs per ounce
Cash operating costs	$186	$184	$201	$133	$229	$303	$217	$208
Royalties and production taxes	8	8	7	8	7	8	6	8
Total cash costs	194	192	208	141	236	311	223	216
Amortization	31	18	48	49	45	21	39	52
Total production costs	$225	$210	$256	$190	$281	$332	$262	$268
Capital expenditures (US$ millions)	$2	$5	$2	$2	$1	$9	$2	$1

BARRICK FIRST QUARTER 2004	46	MINE STATISTICS

Mine Statistics
	CANADA
	Hemlo		Eskay Creek		Holt-McDermott
Three months ended March 31,	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	890	990	65	68	139	144
Tons processed (thousands)	477	455	60	66	135	139
Average grade (ounces per ton)	0.137	0.158	1.145	1.437	0.150	0.160
Recovery rate (percent)	94.1%	95.0%	93.2%	93.4%	92.6%	94.5%
Production (thousands of ounces)	61	68	66	84	19	21
Production costs per ounce
Cash operating costs	$217	$220	$(25)	$65	$238	$280
Royalties and production taxes	10	7	6	4	-	1
Total cash costs	227	227	(19)	69	238	281
Amortization	40	37	179	136	145	123
Total production costs	$267	$264	$160	$205	$383	$404
Capital expenditures (US$ millions)	$1	$3	$1	$2	$-	$-

	PERU		TANZANIA
	Pierina		Bulyanhulu
Three months ended March 31,	2004	2003	2004	2003
Tons mined (thousands)	10,323	8,544	284	241
Tons processed (thousands)	4,038	3,622	272	259
Average grade (ounces per ton)	0.049	0.083	0.337	0.399
Recovery rate (percent)	-	-	88.4%	87.3%
Production (thousands of ounces)	232	231	81	90
Production costs per ounce
Cash operating costs	$82	$85	$263	$181
Royalties and production taxes	-	-	13	11
Total cash costs	82	85	276	192
Amortization	165	183	107	117
Total production costs	$247	$268	$383	$309
Capital expenditures (US$ millions)	$2	$1	$8	$10

BARRICK FIRST QUARTER 2004	47	MINE STATISTICS

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5501
Email: investor@barrick.com	Email: inquiries@cibcmellon.ca
Website: www.barrick.com	Website: www.cibcmellon.com

SHARES LISTED (ABX)	Mellon Investor Services L.L.C.
The Toronto Stock Exchange	85 Challenger Road, Overpeck Center
The New York Stock Exchange	Ridgefield Park, New Jersey 07660
The London Stock Exchange	Tel: (201) 329-8660
The Swiss Stock Exchange	Toll-free within the United States:
La Bourse de Paris	1-800-589-9836
Website: www.mellon-investor.com

INVESTOR CONTACTS:
	Darren Blasutti	Mary Ellen Thorburn
	Vice President,	Senior Manager,
	Investor Relations	Investor Relations
	Tel: (416) 307-7341	Tel: (416) 307-7363
	Email:	Email:
	dblasutti@barrick.com	mthorburn@barrick.com

MEDIA CONTACT:
Vincent Borg
Vice President,
Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com

Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

Certain statements included herein, including those regarding production, costs, timing of permitting, construction or production, and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, the Management's Discussion and Analysis includes many such forward-looking statements and the Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's Management's Discussion and Analysis contained in its 2003 Annual Report and its most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.